Exhibit 23

Consent of Independent Registered Public Accounting Firm

Foot Locker 401(k) Plan Administrator:

We consent to the incorporation by reference in the Registration Statements Numbers 33-10783, 33-91888, 33-91886, 33-97832, 333-07215, 333-21131, 333-62425, 333-33120, 333-40156, 333-41058, 333-74688, 333-99829, 333-111222 and 333-121515 on Form S-8 of Foot Locker, Inc. of our report dated June 29, 2006 with respect to the statements of net assets available for benefits of the Foot Locker 401(k) Plan as of December 31, 2005 and 2004,  the statements of changes in net assets available for benefits for the years then ended, and the related supplemental Schedule H, line 4i- Schedule of Assets (Held at End of Year) as of December 31, 2005, which report appears in the Annual Report of the Foot Locker 401(k) Plan on Form 11-K.

/s/ KPMG LLP
New York, New York
June 29, 2006